Exhibit 99.1

Silicon Motion Announces Chief Financial Officer Transition

Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced that Jason Tsai, currently VP of IR and Finance at Silicon Motion, has been appointed Interim Chief Financial Officer of the Company effective as of April 25, 2024. Mr. Jason Tsai succeeds Mr. Riyadh Lai who will be stepping down as Chief Financial Officer, effective as of April 25, 2024.

Mr. Riyadh Lai will be staying on with the Company where he will continue to support the Company’s various strategic and investment initiatives to deliver value to our stockholders.

Wallace Kou, Chief Executive Officer of Silicon Motion, said, “We are thankful for Riyadh and his many contributions to Silicon Motion as its Chief Financial Officer for more than 17 years. Riyadh is an experienced leader, with deep familiarity with the Company and the industry, and I am confident he will continue to provide the Company with valuable services.”

Mr. Kou continued, “Jason, as our VP of IR and Finance, has made significant contributions to the strong operation of our finance team and financial results of the Company over the last few months. Jason, who had previously been with the Company for more than 10 years, and recently rejoined, has had an accomplished finance career and held senior leadership roles in the hardware, semiconductor and software industries. He has demonstrated successes in key financial and operational disciplines, including experience in finance, FP&A, and strategic planning.”

The Company has initiated a search process for the permanent Chief Financial Officer position.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Investor Contact:

Selina Hsieh

Investor Relations

ir@siliconmotion.com